UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OFFERING CIRCULAR

FORM 1-K

ANNUAL REPORT

For the annual period ended December 31, 2025.

ROCKSTAR CAPITAL

GROUP LLC

Arkansas	6500	88-4161726
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Brandon Rooks

Chief Executive Officer

10333 Windy Trail,

Bentonville, AR 72712

Telephone: 913-827-3517

Please send copies of all correspondence to:

Pino Law Group PLLC

99 S. New York Ave.

Winter Park, FL 32789

Telephone: 407-425-7831

Email: ljp@PinoLawGroup.com

ROCKSTAR CAPITAL GROUP LLC

FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 2025

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PART II.

ITEM 1: BUSINESS

Rockstar Capital Group LLC (the “Company”) is an Arkansas limited liability company formed on October 5, 2022 for the purposes of engaging in land acquisition and financing and is the Issuer of Class A Shares in the Company as outlined in the Company’s Offering Circular. The Company maintains only one class of shares, “Class A Shares,” which are available for purchase at a price of one thousand ($1,000) dollars per share.

The Company operates a strategic real estate investment model focused on enhancing asset value through acquisition, permitting, and development of land, located primarily in the southeastern United States. The company's comprehensive approach integrates short-term loan issuance, project and land financing, and direct or indirect investment in qualified properties, catering to a diversified clientele that includes unaffiliated entities, regional or national homebuilders, and hedge funds.

The Company maintains active relationships with several Strategic Partners, as identified in its Offering Circular, who regularly provide a pipeline of borrower financing opportunities. These opportunities primarily consist of direct land lot financing and mezzanine financing structures. Throughout the 2025 fiscal year, the Manager continued to apply its internal “Rockstar” due diligence process, a proprietary underwriting framework designed to evaluate the feasibility of borrower projects. This process enables the Company to focus on financing land with strong entitlement potential while avoiding projects that are unlikely to secure the necessary development approvals.

The Company is an affiliate of several Rockstar-branded entities, which all share the same Management Team, Strategic Partners & Affiliates and engage in various aspects of private real estate lending in the Land Entitlement, Development & Build for Rent (“BFR”) Space. The Company is primarily managed by Brandon Rooks (President of Manager and CEO of Company), along with a team of experienced Principals & Strategic Partners. The Company maintains physical offices in Bella Vista, Arkansas and Bentonville, Arkansas and further maintains satellite offices in the following locations: Charlotte, NC; Lincoln, NE; Cape Coral, FL; and San Diego, CA.

The Rockstar Management Team and its Affiliates (Affiliates are: BRD Land & Investment, LP., Buller River & Estero Developments, LP), which comprise of the individuals including: Lindsay Jarvis, Kevin Burrell, Tim Samuels, and Vanessa Peters, MD, which are all listed under the “Strategic Partners” section, located on page 39 of this Offering Circular. The Company may add additional Strategic Partners throughout its lifecycle to support additional deal flow, on an as-needed basis by the Manager.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Rockstar Capital Group LLC (the “Company”) was formed on October 5, 2022, as an Arkansas limited liability company. During the 2025 fiscal year, ended December 31, 2025, the Company continued to expand its investment platform, providing short-term financing for residential land development projects across the southeastern United States. Its business model centers on originating high-yield loans to affiliated and unaffiliated real estate operators, with a primary focus on projects that are strategically positioned for resale to regional and national homebuilders.

Throughout 2025, the Company deployed capital across multiple projects while refining its portfolio strategy. Consistent with its shift toward more scalable operations, the Company continued to reduce its exposure to scattered lot transactions (individual, non-contiguous residential parcels often acquired on a one-off basis) which tend to involve higher administrative overhead and less predictable timelines compared to larger, master-planned developments. Instead, the Company continued focusing on providing more funds to centralized projects that could scale more easily. This transition reflects the Manager’s broader intent to align capital with more centralized and institutionally attractive opportunities, particularly those capable of supporting repeatable, multi-phase development strategies.

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The Company experienced redemption activity during 2025, totaling Nine Hundred Twenty-Seven Thousand Six Hundred Nineteen ($927,619) Dollars, compared to One Million Nine Hundred Fifty-Seven Thousand Two Hundred Ninety-Seven ($1,957,297) Dollars in the prior year. This activity was primarily driven by investor liquidity needs and market conditions and did not reflect a deterioration in Company performance. Despite such redemptions, the Company maintained liquidity and continued to meet its obligations during the fiscal year.

Financially, the Company reported results for 2025, generating total revenue of Twelve Million Four Hundred Seventy-Seven Thousand Two Hundred Fifty-Four ($12,477,254) Dollars. Interest income accounted for the majority of this, totaling Eight Million Eight Hundred Seventy-Six Thousand Seven Hundred Nine ($8,876,709) Dollars, reflecting the Company’s continued emphasis on secured lending. Assignment fee revenue contributed Three Million Two Hundred Eighty-Nine Thousand Seven Hundred Seventy-Four ($3,289,774) Dollars, while land sales accounted for Three Hundred Ten Thousand Seven Hundred Seventy-One ($310,771) Dollars.

Net loss for the fiscal year was Nine Million Four Hundred Twenty-Five Thousand Four Hundred Seventy-Two ($9,425,472) Dollars. The Company’s operating expenses were impacted by management fees, professional services, and credit loss provisions under the Current Expected Credit Loss (CECL) framework. The Company recorded a credit loss expense of Nineteen Million Eight Hundred Twenty-One Thousand One Hundred Thirty-Two ($19,821,132) Dollars during the year, reflecting a continued approach to loan portfolio risk management in accordance with applicable accounting standards.

Despite the level of operating expenses, the Company maintained cash flow from financing activities, bolstered by the continued sale of its units, together with the collection of Interest and Assignment fees. As of December 31, 2025, the Company reported total assets of Fifty-Two Million One Hundred-Seventy Thousand Three Hundred Fifty-Four ($52,170,354) Dollars and minimal outstanding liabilities. Cash on hand was Three Hundred Ninety-Five Thousand Nine Hundred-Fifty ($395,950) Dollars, and the Company retained additional liquidity through current notes receivable and affiliated capital sources.

As part of its organizational development, the Company continued to enhance its operational structure, including the appointment of Melyssa Uyehara as Chief Operations Officer and Advisor to support operational scaling and strategic execution. In parallel, Jeff Dousharm and Reed Schweizer have concluded their roles as Strategic Partners and are no longer affiliated with the Company in that capacity.

Looking ahead, the Manager believes the market dynamics across the southeastern United States remain favorable for land financing and pre-development lending. Continued migration to the region, a business-friendly regulatory climate, and ongoing supply-demand imbalances in the residential housing market all reinforce the Company’s core investment thesis. At the same time, the scarcity of entitled land and the rising complexity of infrastructure planning have raised the bar for execution, thus further underscoring the value of experienced operators and disciplined capital deployment.

The Manager remains focused on balancing growth with risk management, favoring projects with strong fundamentals, defined exit strategies, and credible counterparties. Through active oversight, strategic partnerships, and selective project underwriting, the Company aims to preserve capital while generating attractive, risk-adjusted returns for its investors. The Company will continue to evaluate new opportunities in 2026, both through direct originations and joint efforts with its affiliates. With a growing investor base, improved operational systems, and a pipeline of lending opportunities, the Company is positioned to scale responsibly while maintaining alignment with its long-term objectives.

4

Based on the financial performance achieved in 2025 and the trajectory of current investments, the Manager remains confident in the Company’s ability to meet its payment obligations and to continue delivering value to its investors.

At the same time, subsequent to December 31, 2025, one significant borrower filed for protection under Chapter 11 of the U.S. Bankruptcy Code. At December 31, 2025, the Company had gross notes receivable from the borrower of approximately $17 million and a related accrued interest receivable of approximately $2.3 million. This post-2025 event, in mid-Q1 2026 has created additional challenged for the Company which will be both operationally addressed as to the particular borrower and systemically addressed as to the underlying business model and portfolio.

ITEM 3: DIRECTORS AND OFFICERS

(a)	Directors, Executive Officers and Significant Employees of the Company

Name	Age	Title	Term of OfficeNote 1	Approximate Hours Per Week

Brandon Rooks	58	Co-Founder and President	October 2022	60

Kevin Hicks	47	Chief Financial Officer/Chief Accounting Officer	October 2022	20

Melissa Uyehara	55	Chief Operating Officer	January 2024	45

Note 1 – The Company expects each Executive Officer to continue in the same capacity as their predecessor Company Affiliate roles outlined below, not all Company Executive Officers will be focused on all aspects of the Company’s business initiatives but will rather focus on specific business initiatives in accordance with their area(s) of expertise.

Prior service with Rockstar Capital Development Fund III LLC, a Company Affiliate:

Name	Age	Title	Term of Office
Brandon Rooks	58	Co-Founder and President	July 2022

(b)	Family relationships.

Dylan Rooks, the son of Brandon Rooks, will participate in this Offering as an Advisor and be compensated through an entity known as OUTIR, LLC.

(c)	Business experience.

The Company’s Management Team has extensive experience in private real estate lending. The biographies of the Management Team as well as Strategic Partners follow this section.

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(d)	Legal proceedings.

None

The Company’s Management, which reside throughout the United States, have extensive experience in the land acquisition, financing, and permitting space. Their biographies are listed below.

Brandon Rooks, Founder and President. Every great company has a Rainmaker. Someone who doesn’t just see the vision for the future of the Rockstar Capital Development Group but has a proven track record of building a solid business foundation that provides a consistent return on investment.

Our rainmaker is Brandon Rooks.

Brandon entered the U.S. Navy right out of high school and served as an electronic warfare technician and operator with a Top Secret security clearance. He was deployed to the Persian Gulf three times and operated under combat conditions during routine oil tanker escorts and the Desert Storm War. His main duties were as an anti-ship missile defense operator.

In his six years in the service, Brandon traveled the world, and was awarded several commendations such as: National Defense Service Medal, Naval Battle E Award (a ship must win a minimum of four of the six Command Excellence awards to obtain this ranking), Armed Forces Expeditionary Medal, Humanitarian Medal and Good Conduct Medal.

During his service in the military, he maintained a Top Secret security clearance while earning a certificate from the University of Texas in Business Management as well as completing 52 weeks of advanced electronics. Brandon earned an Honorable Discharge in November of 1992.

After exiting the Navy, Brandon went into the sales field and quickly became a top performer at MCI, Greeley Dodge, & EcoWater (where many of his sales records and awards hang on the wall of fame at EcoWater Systems, remaining unchallenged to this day), and Mortgage Plus, Inc. He was headhunted into the world of Real Estate Investing, where he has excelled and built a loyal client database that has invested through and with him in various aspects of Real Estate Investment Opportunities for the past 20 years.

Since entering Investment Real Estate, Brandon has the following list of accomplishments:

•	Completed over fifty-three million ($53,000,000) dollars in investment mortgage closings from 2001– 2006;
•	Sold over seventy-three million ($73,000,000) dollars in SFR renovation properties from 2010 – 2016;
•	Sold over fifty-five million ($55,000,000) dollars in SFR and multi-family new construction properties from 2013 – 2016;
•	Created and raised capital for seven (7) real estate syndications valued currently at approximately seventy five million ($75,000,000) dollars;
•	Facilitated over twenty-five million ($25,000,000) dollars in lending opportunities with builders and renovators;
•	Transacted and facilitated over one billion ($1,000,000,000) dollars in Real Estate Investments for clients over the course of his career;
•	Built and owns two (2) restaurants in Overland Park, Lawrence, Kansas and Lubbock, Texas;
•	Formed Rockstar Capital Company in 2019 - Currently at ten million ($10,000,000) dollars AUM with a fifteen million ($15,000,000) dollar total value;
•	Reputation for high performance in real estate, mortgages, and investment financing;
•	Negotiated multiple multi-million-dollar acquisitions with private equity groups;
•	Has lined up over two hundred twenty-five million ($225,000,000) dollars in off-market opportunities for his clientele.

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Brandon’s greatest attributes are his attention to detail, superior negotiating skills, work ethic, honesty and determination to deliver 110% satisfaction to his clients before, during and after the sale…that and a proven track record and tenacity to all Rockstar Companies. The trophies, plaques and awards that cover his office walls and shelves are proof that he gets the job done.

Brandon and his wife Mindy, of 29 years, reside in Bentonville, Arkansas. They have raised four successful children including their youngest son, Dylan (a.k.a “Kezz”), who graduated from high school by age 16 and is an independent Singer/Songwriter currently making waves in the Music Industry. Dylan is also a member of the Rockstar Family and presently serves as the Client Relations Manager for a Rockstar-branded Affiliate. Daughters (Ashleigh & Brittney) are both Entrepreneurs & started their own small businesses while working full time Jobs.

Lindsay Jarvis, Strategic General Partner. Born in 1962, Lindsay (ex New Zealand) is now a well seasoned veteran with more than 30 years business experience. Having spent twenty of those years in the building industry, Lindsay owned a successful construction company that, at its peak, employed approximately 120 staff. Between 1990 and 2000 Lindsay’s company completed over $40 million dollars worth of commercial and residential construction. Prior to that Lindsay completed a 6 year degree in construction law, cost, feasibility, management, appraisals and the like.

Lindsay first entered to US property market in 2014 starting with Fix and Flips in the Memphis TN market and quickly progressed to building new rental properties for sale to investors. Shortly thereafter Lindsay met his future business partner (Kevin Burrell) in Charlotte NC. It was also in late 2014 that Lindsay had a package of 10 finished, new construction homes under contract that fell apart when the Buyer backed out. After asking around, Lindsay was told to contact a guy called "Rockstar" and within 3 hours, Brandon "Rockstar" Rooks had sold all 10 properties to a network of private Investors. By 2021 Lindsay & Kevin had developed and sold several hundred rental investment homes together with the assistance of Brandon as well as a network of other investment property sellers and R/E Hedge Funds. In 2017 Brandon had taken on a roll of capital raising to help fuel the expansion of Lindsay & Kevin's operation. It was through the process of building new SFRs with Kevin, Lindsay had the good fortune to meet Mr. Tim Samuels, affectionately known as the God Father of Land in Charlotte NC. Lindsay and Tim maintained a good friendship for several years and in 2019 formed BRDL to specialize in land development. BRDL have booked raw land revenues in excess of $50M for 2021.

Mr. Lindsay Jarvis is the Visionary for our Land Development model. Lindsay’s long history in building and property, coupled with extensive experience in other businesses, has provided him with the ability to locate prime ‘high-return’ property investment deals that benefit all those involved.

Kevin Burrell, Strategic General Partner. Located in Charlotte NC, Kevin has been in the property industry for over 20 years and 15 years of that he was also successfully involved in his own mortgage business. In the years following the GFC Kevin owned highly profitable turn key flip businesses specializing in selling rental investment properties to other investors. The business was located out of Charlotte NC with offices in Sarasota FL and Atlanta GA. By marketing their investment properties through radio shows, touring San Francisco, Los Angeles, Anaheim, San Diego , the use of major property re-sellers and also building strong partnerships with buyers/sellers in Australia, Singapore, Malaysia, Hong Kong, UK and Dubai, Kevin was able to develop and sell hundreds of rehabbed properties over 5 or more years that also included a substantial condo conversion.

It was at the tail end of the fix’n’flip hype (round 2013), whilst looking for other development opportunities, that Kevin formed a business relationship with Lindsay Jarvis and eventually formed Buller River and Estero Developments with the focus mainly on new construction. Mr. Kevin Burrell heads up the Build For Rent Model in all markets.

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Vanessa Peters, MD, Strategic General Partner. Vanessa is the founder of VMD Investing and has been investing in real estate for 12 years in single-family homes, commercial retail, apartment communities, short-term rentals, self-storage, land entitlements, and manufactured home parks. She has invested in over 2500 units across 11 properties and 4 funds.

She is passionate about helping busy professionals build wealth through passive, income-producing real estate that provides attractive returns and a proven roadmap to financial freedom.

She is the author of The Busy Professional's Guide to Passive Real Estate Investing - A physician's path to building wealth, creating financial freedom & leaving a legacy.

Vanessa Peters earned her medical degree at the University of Calgary, Alberta, Canada, and moved to the US from Canada in 2002. Dr. Peters is a Family Physician and Chief Physician Officer for Graybill Medical Group, a primary care owned medical group in North San Diego County with 12 locations and 80+ providers.

She is involved in her community and is on the Board of Directors for Interfaith Community Services, a nonprofit that focuses on reducing homelessness in San Diego County. She lives in Escondido with her husband and son and enjoys aviation, hiking, traveling, and yoga.

Tim Samuels, General Partner. Located in Charlotte NC, (and previously of NVR - Ryan Homes fame) Tim has acquired more than 45,000 lots in his real estate and home building career—a distinction that has earned him the nickname, “the Godfather of Land” among the leading national home builders across the Southeast. Known as a high-energy guy who always pushes hard to get across the line for a touchdown, Tim is the player who won’t let a deal stall at the 50-yard line and is an integral equation in the success of our Land Development Model. He always sees the roadblocks, and quickly maneuvers through the maze of obstacles in what often is a lengthy land-acquisition process. What sets him apart, he says, are his resources—and his optimism. As the land acquisition expert in the home building industry, Tim is respected for his savvy in the selection of land, but it was by chance that he entered the industry in 1987. “A friend suggested that I’d be good at it, and it seemed like a good fit, so finding my niche was more about being in the right place at the right time,” he says. Back then, Klutts Homes was selling tract homes to first-time home buyers, and that’s what he did. In 1988 he got his broker’s license, and with it he took his entrepreneurial spirit, in 1990, to launch his first building company, Crown Ventures, Inc. He built, sold and closed more than 400 homes.

It was there that Tim learned the building, construction and site selection process from the ground up. In 1995, Don Galloway, then the leading home builder in Charlotte, recruited Tim to manage his sales team. Within two years, he was promoted to Vice President of Sales and Land Acquisition. Tim took the company from selling 300 homes annually to more than 900 units. In 1999, Don Galloway Homes won “Builder of the Year” (Charlotte), and became Charlotte’s top home builder based on sales, customer satisfaction and product quality.

In early 2002, Ryan Homes sought and recruited Tim to serve as General Manager of Land Acquisition to expand the company’s Charlotte market. Over the next five years, Ryan grew from selling and closing 400 homes to 1,500 homes annually. In fact, the company grew so quickly that it was split into four divisions within the Charlotte region. Tim was responsible for land acquisition for all divisions. He established the land department and recruited and trained the land-acquisition team. In 2005, he became Market Land Manager and in 2010 he was promoted to Regional Land Market Manager. Early in 2020, Tim partnered with BRD Land & Investment and Estero , both limited partnerships with the mindset of continuous growth and land acquisition strategies throughout the

Southeast United States.

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ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The Company was organized as an Arkansas limited liability company on October 5, 2022. Rockstar Investments, LLC, an Arkansas Foreign limited liability company with Utah as its State of Origin, is the sole Common Member (“Common Member”) of the Company and retains one hundred (100%) percent of Common Voting Shares. The Common Member is controlled by Rockstar Capital Group Management Corporation, an Arkansas corporation, of which Brandon Rooks is the President. Thus, Brandon Rooks is the individual who controls the Manager and Common Member. No other Common Shares or Preferred Shares have been issued.

The following table displays, as of December 31, 2025, the voting and non-voting securities of the Company:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Percent of Company Total Voting Power
Common Voting Shares ($1.00 par value)	Rockstar Investments LLCNote 1		$100.0%	100.0%

Class A Non-Voting Shares ($1,000.00 par value)	Various		N/A	0.00%

Note 1 – Rockstar Investments LLC, a Management controlled Company Affiliate, is the sole voting shareholder of the Company and shall serve as the Common Member.

Rockstar Capital Group Management Corporation (the “Manager”), a Management controlled Company Affiliate, is the Manager of the Sponsor.

Brandon Rooks, as President of Manager, is therefore the sole natural person with voting and dispositive power over the Common Shares.

ITEM 5: INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6: OTHER INFORMATION

None.

ITEM 7: FINANCIAL STATEMENTS

9

Rockstar Capital Group LLC and
Subsidiaries

Audited Financial Statements
December 31, 2025 and 2024

Orlando 1000 Legion Place, Suite 900 Orlando, FL 32801 Melbourne 6525 3rd St. Suite 406 Rockledge, FL 32955

CONSENT OF INDEPENDENT AUDITOR

We consent to the inclusion of our report dated April 30, 2026, with respect to the financial statements of Rockstar Capital Group LLC as of December 31, 2024, and for the year ended, in this Regulation A Offering Circular on Form 1-A of Rockstar Capital Group LLC. We also consent to the reference to our firm under caption “Experts”.

Orlando, Florida
April 30, 2026

Rockstar Capital Group LLC and Subsidiaries Table of Contents December 31, 2025 and 2024

Page(s)

Independent Auditor’s Report	F-1 - F-2

Financial Statements

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Consolidated Statements of Changes in Members’ Equity	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F-7 - F-18

Orlando 1000 Legion Place, Suite 900 Orlando, FL 32801 Melbourne 6525 3rd St. Suite 406 Rockledge, FL 32955

Independent Auditor’s Report

To the Members’ of Rockstar Capital Group LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Rockstar Capital Group LLC (an Arkansas limited liability company) and Subsidiaries (collectively, “the Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockstar Capital Group LLC and Subsidiaries, as of December 31, 2025 and 2024, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Correction of Prior-Period Error and Restatement of 2024 Comparative Amounts

As discussed in Note 3 to the consolidated financial statements, the 2024 comparative consolidated financial statements have been restated to correct certain amounts related to recognition of interest income and its corresponding receivable. Our opinion is not modified with respect to this matter.

Emphasis of Matter – Liquidity and Management’s Plans

We draw attention to Note 1 to the consolidated financial statements, which describes management’s evaluation of the Company’s liquidity and its plans to meet obligations as they become due. As described in Note 1, management considered, among other matters, the Company’s borrower concentrations, credit loss recognized during 2025, expected interest collections, ability to defer discretionary distributions and redemptions in accordance with the Company’s governing agreements, and the financial support commitment provided by the Company’s Chief Executive Officer. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

F-1

Orlando 1000 Legion Place, Suite 900 Orlando, FL 32801 Melbourne 6525 3rd St. Suite 406 Rockledge, FL 32955

Independent Auditor’s Report (Continued)

To the Members of
Rockstar Capital Group LLC

Responsibilities of Management for the Financial Statements (Continued)

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

April 30, 2026
Orlando, Florida

F-2

Rockstar Capital Group LLC and Subsidiaries Consolidated Balance Sheets December 31, 2025 and 2024

		(As Restated)
	2025	2024
Assets
Current assets
Cash	$395,950	$599,407
Inventory	6,559,791	6,562,703
Interest receivable, net	6,494,236	5,546,065
Notes receivable, current portion	10,917,122	15,761,727
Total current assets	24,367,099	28,469,902
Notes receivable, net of current portion	21,635,747	12,905,707
Lot assignments	102,716	6,978,578
Investment - cost basis	25,000	450,238
Goodwill	6,039,792	6,039,792
Total assets	$52,170,354	$54,844,217

Liabilities and members' equity
Current liabilities
Escrow deposits	$72,542	$72,542
Preferred returns payable	618,362	1,314,713
Total current liabilities	690,904	1,387,255
Due to affiliates	113,609	164,646
Total liabilities	804,513	1,551,901
Members' equity
Non-voting preferred units - $1,000 par value, 75,000 units authorized (64,939 and 52,959 issued and outstanding as of December 31, 2025 and 2024, respectively)	55,666,445	48,167,448
Retained earnings	(4,300,604)	5,124,868
Total members' equity	51,365,841	53,292,316
Total liabilities and members' equity	$52,170,354	$54,844,217

(This space has been intentionally left blank.)

The Independent Auditor’s Report and the accompanying notes are an integral part of these financial statements.

F-3

Rockstar Capital Group LLC and Subsidiaries Consolidated Statements of Operations Years Ended December 31, 2025 and 2024

		(As Restated)
	2025	2024
Revenues
Interest	$8,876,709	$5,849,142
Assignment fees	3,289,774	1,811,634
Land sales	310,771	29,976
Total revenues	12,477,254	7,690,752
Operating expenses
Credit loss	19,821,132	1,508,812
Management fees	648,224	724,448
Professional services	269,177	282,725
Subcontract labor	274,063	155,251
Cost of goods sold	207,111	15,452
Advertising	118,558	143,349
Referral commissions	60,366	-
Travel	20,278	33,308
Software	14,185	12,925
Loan fees	12,500	-
Other	11,694	13,699
Total operating expenses	21,457,288	2,889,969
(Loss) income from operations	(8,980,034)	4,800,783
Other income (expense)
Gain on redemption	4,800	-
Loss on investment	(450,238)	-
Total other expense	(445,438)	-
Net (loss) income	$(9,425,472)	$4,800,783

(This space has been intentionally left blank.)

The Independent Auditor’s Report and the accompanying notes are an integral part of these financial statements.

F-4

Rockstar Capital Group LLC and Subsidiaries Consolidated Statements of Changes in Members’ Equity Years Ended December 31, 2025 and 2024

	Number of Preferred Units	Preferred Units	Retained Earnings (As Restated)	Total Members' Equity
Balance, December 31, 2023	42,752	$42,752,000	$2,939,687	$45,691,687
Issuance of preferred units	12,956	12,956,000	-	12,956,000
Return of capital	-	(4,791,552)	-	(4,791,552)
Member distributions	-	-	(2,615,602)	(2,615,602)
Member returns of preferred units	(2,749)	(2,749,000)	-	(2,749,000)
Net income	-	-	4,800,783	4,800,783
Balance, December 31, 2024	52,959	$48,167,448	$5,124,868	$53,292,316
Issuance of preferred units	12,908	12,908,370	-	12,908,370
Return of capital	-	(4,481,373)	-	(4,481,373)
Member returns of preferred units	(928)	(928,000)	-	(928,000)
Net loss	-	-	(9,425,472)	(9,425,472)
Balance, December 31, 2025	64,939	$55,666,445	$(4,300,604)	$51,365,841

(This space has been intentionally left blank.)

The Independent Auditor’s Report and the accompanying notes are an integral part of these financial statements.

F-5

Rockstar Capital Group LLC and Subsidiaries Consolidated Statements of Cash Flows Years Ended December 31, 2025 and 2024

		(As Restated)
	2025	2024
Cash flows from operating activities:
Net loss	$(9,425,472)	$4,800,783
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Credit loss expense	19,821,132	1,508,812
Loss on write-off of cost-basis investment	450,238	-
Cash provided by changes in operating assets and liabilities:
Inventory	2,912	(297,710)
Interest receivable	(948,171)	(3,677,487)
Other current assets	-	2,500
Lot assignments	3,289,774	1,811,634
Accounts payable	-	(156,731)
Preferred returns payable	(696,351)	271,551
Net cash provided by operating activities	12,494,062	4,263,352
Cash flows from investing activities:
Issuance of notes receivable	(20,120,479)	(8,679,355)
Purchase of investments	(25,000)	-
Net cash used in investing activities	(20,145,479)	(8,679,355)
Cash flows from financing activities:
Due to affiliates	(51,037)	164,646
Members distributions	-	(2,615,602)
Proceeds from issuance of preferred units, net of returns	7,498,997	5,415,448
Net cash provided by financing activities	7,447,960	2,964,492
Net decrease in cash	(203,457)	(1,451,511)
Cash, beginning of the year	599,407	2,050,918
Cash, end of the year	$395,950	$599,407
Supplemental disclosure of cash flow information:
Conversion of lot assignments into notes receivable	$(3,586,088)	$(1,361,841)

(This space has been intentionally left blank.)

The Independent Auditor’s Report and the accompanying notes are an integral part of these financial statements.

F-6

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 1 Description of Business

Rockstar Capital Group LLC (“Rockstar Capital”) is an Arkansas limited liability company that commenced operations on October 5, 2022. Rockstar Capital and its wholly owned subsidiaries (collectively, the “Company”) conduct a real estate lending and land/project financing business.

The Company originates and manages short-term loans and other financing arrangements with affiliated and unaffiliated borrowers, primarily in connection with land acquisition, entitlement, permitting, development, and resale activities in the southeastern United States. Borrowers generally use the proceeds from the Company’s financing arrangements to acquire, hold, permit, entitle, develop, or otherwise prepare land for resale to regional or national homebuilders, institutional buyers, or other third-party purchasers.

The Company’s primary sources of revenue are interest income earned on loans and other financing arrangements and assignment fees earned from transferring rights under real estate purchase agreements to third parties. The Company may also acquire land or rights to acquire land directly for resale or assignment and may recognize revenue from land sale transactions.

The Company funds its lending and financing activities primarily through capital raised from the issuance of Class A non-voting preferred units and cash flows generated from operations. Purchasers of Class A non-voting preferred units become members upon execution of a subscription agreement, completion of investor qualification procedures, delivery of investment funds, and acceptance by the Company’s manager, Rockstar Capital Group Management Corporation (the “Manager”).

The Company is managed by the Manager, which is responsible for identifying, evaluating, approving, and monitoring lending, financing, assignment, and land-related transactions.

Management Plans and Liquidity Considerations

For the year ended December 31, 2025, the Company incurred a net loss of $9,425,472, attributable primarily to provisions recorded for credit losses related to a borrower that filed for protection under Chapter 11 of the U.S. Bankruptcy Code (see Note 9).

Management expects the Company to be able to meet its obligations as they become due through a combination of cash on hand, cash generated from operations, amounts expected to be realized from its notes receivable portfolio, and, if necessary, additional funding from its Chief Executive Officer. Management also maintains discretion over the timing of distributions and other discretionary cash outflows in accordance with the Company’s governing agreements..

Note 2 Summary of Significant Accounting Policies Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Rockstar Capital Group LLC and its wholly-owned subsidiaries, Rockstar Capital Development Group II LLC, Rockstar Capital Development Group III LLC, Rockstar Capital II LLC, and Rockstar Capital Development Group LP. All material intercompany accounts and transactions have been eliminated in consolidation.

F-7

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 2 Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Significant estimates include the allowance for credit losses on notes receivable and interest receivable, the collectability of accrued interest, the recoverability of inventory and lot assignments, the valuation and impairment of cost-basis investments, goodwill impairment, and management’s evaluation of the Company’s ability to continue as a going concern. Actual results could differ from those estimates, and such differences could be material.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, notes receivable, and interest receivable.

Cash

The Company maintains cash deposits with financial institutions that may exceed amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). Accounts at each institution are insured by the FDIC up to $250,000. At December 31, 2025, deposits in excess of FDIC-insured limits totaled approximately $147,953.

Major Borrowers and Counterparties

The Company’s revenues and receivables are highly concentrated with a limited number of borrowers and counterparties. Revenues from three borrowers/counterparties represented approximately 99% of total revenues for each of the years ended December 31, 2025 and 2024. At December 31, 2025 and 2024, notes receivable and interest receivable from these borrowers/counterparties represented approximately 99% of total notes receivable and interest receivable.

The Company’s financial position, results of operations, and cash flows are therefore significantly dependent on the continued financial performance, payment ability, and project execution of these borrowers/counterparties.

Inventory

Inventory consists of land held for resale and is stated at the lower of cost and net realizable value. Cost includes land acquisition costs and direct costs incurred to acquire, hold, and prepare the land for sale, as applicable. Cost of goods sold is recognized when the related land sale revenue is recognized.

Management evaluates inventory for impairment or write-down when events or changes in circumstances indicate that the carrying amount may not be recoverable or may exceed net realizable value. If the carrying amount of inventory exceeds its estimated net realizable value, the Company records a write-down to cost of goods sold or impairment expense in the period the decline in value is identified.

F-8

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 2 Summary of Significant Accounting Policies (Continued)

Notes Receivable

Notes receivable consist of promissory notes and other financing arrangements extended to borrowers for land acquisition, entitlement, permitting, development, working capital, and other real estate project financing purposes. Notes receivable may be secured or unsecured and may include first-lien, mezzanine, bridge, or other financing structures. Notes receivable are carried at amortized cost, net of an allowance for credit losses.

Interest income is recognized over the contractual term of the related note based on the stated interest rate in the underlying agreement. Interest receivable represents accrued but unpaid interest earned through the balance sheet date and is presented net of the related allowance for credit losses, if applicable.

The Company evaluates the collectability of principal and accrued interest on an ongoing basis. The Company ceases accruing interest income when management determines that collection of principal or interest is not probable. Interest previously accrued but not expected to be collected is written off or reserved through the allowance for credit losses in the period such determination is made.

The Company estimates expected credit losses on notes receivable and interest receivable in accordance with FASB ASC Topic 326, Financial Instruments—Credit Losses. The allowance for credit losses represents management’s estimate of expected lifetime credit losses based on historical experience, current conditions, reasonable and supportable forecasts, and borrower-specific information, including payment history, collateral value, lien position, guarantees or other credit support, maturity and extension history, bankruptcy or restructuring activity, and other factors relevant to collectability. See Note 4 for additional information.

Lot Assignments

Lot assignments represent rights obtained to acquire undeveloped lots through the assignment of purchase agreements. The Company capitalizes the cost paid to acquire the assignment rights and direct costs incurred to secure the assignment. Lot assignments are carried at cost, less impairment, if any.

Management evaluates lot assignments for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If management determines that the carrying amount of a lot assignment exceeds the amount expected to be realized through assignment, sale, or other disposition, the Company records an impairment charge in the period such determination is made.

The carrying amount of lot assignments is derecognized when the related rights are assigned, sold, expire, are terminated, or are otherwise realized. See Note 5 for additional information regarding lot assignment activity.

Investment

The Company accounts for equity investments in limited liability companies in which it owns a non-controlling interest and does not have significant influence using the cost method of accounting. Investments are recorded at cost and included in Investments on the consolidated balance sheet.

F-9

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 2 Summary of Significant Accounting Policies (Continued)

Investment (Continued)

Income from cost-method investments is recognized in the consolidated statement of income only when distributions are received from the investee. The Company does not recognize its proportionate share of the investee’s earnings or losses prior to the receipt of distributions.

The Company evaluates its investments for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that an investment is impaired and the decline in value is other than temporary, the investment is written down to its estimated fair value, and an impairment loss is recognized in earnings in the period identified. See Note 6 for additional information regarding investment activity.

Revenue Recognition

The Company’s revenues consist primarily of interest income, assignment fees, and land sale revenue.

Assignment Fees

Assignment fee revenue is generated when the Company enters into a real estate purchase agreement and subsequently transfers its contractual rights to acquire the property to a third-party assignee. Assignment fee revenue is recognized when control of the contractual rights has transferred to the assignee, the Company has satisfied its performance obligation under the assignment agreement, required approvals have been obtained, and collection of the consideration is probable.

Interest Income

Interest income is recognized over the contractual term of the related note based on the stated interest rate in the underlying agreement. See “Interest Receivable and Interest Income” and “Allowance for Credit Losses” above for the Company’s policies related to accrued interest and collectability.

Land Sale Transactions

Land sale revenue is recognized when the Company satisfies its performance obligation by transferring control of the land to the buyer, which generally occurs at closing when title and possession transfer to the buyer. If a land sale contract includes material post-closing development or other performance obligations, the Company evaluates those obligations separately and recognizes revenue when, or as, the related performance obligations are satisfied.

Deposits received from buyers before the related performance obligations are satisfied are recorded as liabilities until the related revenue recognition criteria are met or the deposits are otherwise forfeited in accordance with the contract terms.

If the Company provides financing to a land buyer, revenue is recognized only when collection of the related consideration is probable.

F-10

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 2 Summary of Significant Accounting Policies (continued)

Advertising Costs

Advertising costs are expensed as incurred, and totaled $118,558 and $143,349 for the years ended December 31, 2025 and 2024, respectively.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the fair value of identifiable assets acquired and liabilities assumed. Goodwill is not amortized. The Company evaluates goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Impairment losses, if any, are recognized in the consolidated statements of operations in the period identified.

In connection with the Company’s July 31, 2023 acquisitions, the Company recorded goodwill of approximately $6,040,000.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, taxable income or loss is passed through to the members, and no provision for federal income taxes is recorded in the consolidated financial statements.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes. Management evaluates tax positions taken or expected to be taken in tax returns and recognizes a liability for uncertain tax positions when it is more likely than not that the position will not be sustained upon examination. Management has determined that the Company has no uncertain tax positions requiring recognition or disclosure as of December 31, 2025 and 2024.

Note 3 – Correction of Prior-Period Error and Restatement of 2024 Comparative Amounts

During the year ended December 31, 2025, management identified an error in the Company’s previously issued consolidated financial statements related to the recognition of interest income on certain notes receivable. Interest income and the related interest receivable were not accrued in accordance with the contractual terms of the underlying notes. As a result, interest income, interest receivable, retained earnings, total assets, and members’ equity were understated in prior periods.

The Company corrected the error in accordance with Accounting Standards Codification (“ASC”) 250, Accounting Changes and Error Corrections, by retrospectively restating the affected prior-period amounts presented in these consolidated financial statements. The portion of the correction related to periods prior to January 1, 2024 was recorded as an increase to opening retained earnings as of January 1, 2024. The portion of the correction related to the year ended December 31, 2024 was recorded as an increase to interest income and interest receivable for that period.

The correction did not affect cash, total liabilities, or total cash flows. Because the Company is treated as a partnership for federal and state income tax purposes, the correction did not result in a provision for income taxes.

F-11

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 3 – Correction of Prior-Period Error and Restatement of 2024 Comparative Amounts (Continued)

The effects of the correction were as follows:

Opening members’ equity as of January 1, 2024

	As previously
Account	reported	Adjustment	As restated
Interest receivable, net	$-	$1,868,578	$1,868,578
Retained earnings	1,071,109	1,868,578	2,939,687

Consolidated statement of operations for the year ended December 31, 2024

	As previously
Account	reported	Adjustment	As restated
Interest income	$3,947,321	$1,901,821	$5,849,142
Total revenues	5,788,931	1,901,821	7,690,752
Income from operations	2,898,962	1,901,821	4,800,783
Net income	2,898,962	1,901,821	4,800,783

Consolidated balance sheet as of December 31, 2024

	As previously
Account	reported	Adjustment	As restated
Interest receivable, net	$1,775,666	$3,770,399	$5,546,065
Total current assets	24,699,503	3,770,399	28,469,902
Total assets	51,073,818	3,770,399	54,844,217
Retained earnings	1,354,469	3,770,399	5,124,868
Total members' equity	49,521,917	3,770,399	53,292,316
Total liabilities and members' equity	51,073,818	3,770,399	54,844,217

Consolidated statement of cash flows for the year ended December 31, 2024

	As previously
Account	reported	Adjustment	As restated
Net income	$2,898,962	$1,901,821	$4,800,783
Change in interest receivable	(1,775,666)	(1,901,821)	(3,677,487)
Net cash provided by operating activities	4,263,352	-	4,263,352
Net decrease in cash	(1,451,511)	-	(1,451,511)
Cash, end of year	599,407	-	599,407

In addition to the correction described above, certain prior-year amounts were classified to conform to the current-year presentation. These reclassifications had no effect on total assets, total liabilities, total members’ equity, net income, or the net change in cash.

F-12

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 4 – Notes Receivable, Interest Receivable, and Allowance for Credit Losses

The Company originates and manages promissory notes and other financing arrangements with affiliated and unaffiliated borrowers, primarily for land acquisition, entitlement, permitting, development, working capital, and other real estate project financing purposes. The notes generally bear interest at stated rates ranging from 10% to 30% per annum and have contractual terms ranging from less than 12 months to four years. The notes may be secured or unsecured and may include first-lien, mezzanine, bridge, or other financing structures.

At December 31, 2025 and 2024, the Company’s three largest borrowers represented approximately 99% of total gross notes receivable and interest receivable.

Notes receivable consisted of the following at December 31:

	2025	2024
Notes receivable gross	$51,236,830	$30,176,246
Less: allowance for credit loss	(18,683,961)	(1,508,812)
Net notes receivable	$32,552,869	$28,667,434

Interest receivable consisted of the following at December 31:

	2025	2024
Interest receivable gross	$6,836,038	$5,546,065
Less: allowance for credit loss	(341,802)	-
Net interest receivable	$6,494,236	$5,546,065

At December 31, notes receivable were classified as follows:

	2025	2024
Current portion of notes receivable, net of allowance	$10,917,122	$15,761,727
Notes receivable, net of current portion and allowance	21,635,747	12,905,707
Total notes receivable, gross	$32,552,869	$28,667,434

At December 31, gross notes receivable by collateral type were as follows:

	2025	2024
Secured notes receivable	$6,458,218	$5,116,828
Unsecured notes receivable	44,778,612	25,059,418
Total gross notes receivable	$51,236,830	$30,176,246

The Company estimates expected credit losses on notes receivable and interest receivable using borrower-specific information and other relevant factors, including payment history, financial condition, collateral value, lien position, guarantees or other credit support, project status, maturity dates, extension history, bankruptcy or restructuring activity, and current and forecasted market conditions affecting the related real estate projects.

F-13

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 4 – Notes Receivable, Interest Receivable, and Allowance for Credit Losses (Continued)

Activity in the allowance for credit losses was as follows for the years ended December 31:

	2025	2024
Balance, beginning of year	$1,508,812	$-
Credit loss expense	19,821,132	1,508,812
Write-offs	(2,304,181)	-
Balance, end of year	$19,025,763	$1,508,812

At December 31, 2025, management identified certain notes receivable and related accrued interest for which collection was not probable based on borrower-specific facts and circumstances, including payment status, restructuring activity, collateral support, and other available information. The Company recorded an allowance for credit losses related to these amounts based on management’s estimate of expected recoveries.

Subsequent to December 31, 2025, one significant borrower filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Management considered information available through the date the consolidated financial statements were available to be issued in estimating expected credit losses at December 31, 2025. Management concluded that the bankruptcy filing and related restructuring information provided additional evidence of borrower-specific financial difficulty that existed as of December 31, 2025. Accordingly, the Company considered this information in estimating the allowance for credit losses at December 31, 2025. See Note 9 for additional information regarding subsequent events.

At December 31, 2025, notes receivable to this borrower, with a gross amortized cost basis of

$16,970,652, were placed on nonaccrual status and were fully reserved. The accrued interest receivable written off during 2025 was charged directly to expense as management concluded, upon the borrower’s Chapter 11 filing, that collection was no longer probable. Accordingly, the write-off did not reduce the allowance for credit losses. The Company recognized $1,596,280 of interest income on these notes during the year ended December 31, 2025, prior to the Company’s determination that collection was no longer probable.

Note 5 – Lot Assignments

Lot assignments represent rights obtained by the Company to acquire undeveloped lots through the assignment of purchase agreements. The Company capitalizes amounts paid to acquire the assignment rights and direct costs incurred to secure the assignments. Lot assignments are carried at cost, less impairment, if any, and are derecognized when the related rights are assigned, sold, expire, are terminated, or are otherwise realized. Costs associated with lot assignments primarily consist of amounts paid to acquire the assignment rights and other directly attributable transaction costs.

Lot assignments totaled $102,716 and $6,978,578 at December 31, 2025 and 2024, respectively. The decrease during 2025 was primarily attributable to assignments and transfers to promissory notes of rights under purchase agreements. The Company recognized assignment fee revenue of $3,289,774 and $1,811,634 for the years ended December 31, 2025 and 2024, respectively.

F-14

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 5 – Lot Assignments (Continued)

Lot assignment activity consisted of the following for the years ended December 31:

	2025	2024
Balance, beginning of year	$6,978,578	$10,152,053
Cost derecognized upon assignment or transfer	(3,289,774)	(1,811,634)
Transfers to notes receivable	(3,586,088)	(1,361,841)
Balance, end of year	$102,716	$6,978,578

Note 6 – Investment – Cost Basis

The Company holds an investment in a limited liability company over which management has concluded the Company does not exercise control or significant influence. The investment is carried at cost, less impairment, if any, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer, as applicable.

Investment activity consisted of the following for the years ended December 31:

	2025	2024
Balance, beginning of year	$450,238	$450,238
Additions	25,000	-
Impairment/loss recognized	(450,238)	-
Balance, end of year	$25,000	$450,238

During 2025, management determined that the carrying amount of an investment was not recoverable. Accordingly, the Company recognized a loss on investment of $450,238, which is included in other income (expense) in the consolidated statement of operations for the year ended December 31, 2025.

During 2025, the Company also made an investment of $25,000 in another unrelated company. No impairment was recorded related to this investment as of December 31, 2025.

Note 7 – Related Party Transactions

The Company has related-party relationships with its Manager, entities under common control and certain members of management.

Rockstar Capital Group Management Corporation serves as the manager of the Company (the “Manager”). The Manager is responsible for identifying, evaluating, approving, and monitoring the Company’s lending, financing, assignment, and land-related transactions. The Company’s Chief Executive Officer controls the Manager.

Rockstar Investments LLC owns 99% of the Company’s common membership interests and is the sole common member. The Manager owns the remaining 1% membership interest. The Company is controlled through the Manager and common member structure.

F-15

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 7 – Related Party Transactions (Continued)

In addition, the Company maintains strategic alliance and consulting relationships with certain borrowers that are significant customers of the Company. The owners or principals of these borrowers act as strategic partners or consultants to the Company; however, these individuals and their respective entities do not hold any ownership interest in the Company and are not considered related parties. Management evaluates transactions with these borrowers to ensure that the terms are consistent with those that would be obtained in arm’s-length transactions.

Management Fees

Under the terms of the Amended Operating Agreement, the Company pays the Manager a monthly asset management fee equal to 1.5% per annum of capital contributions from the sale of equity units received by the Company. Management fee expense totaled $648,224 and $724,448 for the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025 and 2024, amounts payable to the Manager related to management fees totaled $113,608 and $164,646 respectively. The management fee for the fourth quarter of 2025 was waived by the Manager, and no amount related to the waived fee was payable as of December 31, 2025. Management fees are determined in accordance with the Company’s governing agreements and are intended to reflect terms consistent with those that would be obtained in arm’s-length transactions.

Profit Participation

Under the Company’s operating agreement, Class A non-voting preferred unitholders are entitled to a preferred return and to participate in a profit-sharing arrangement. The Manager is entitled to receive 40% of Company profits, as defined in the operating agreement, after amounts allocated to preferred unitholders.

Note 8 – Members’ Equity and Preferred Units

The Company is authorized to issue up to 75,000 Class A non-voting preferred units at a stated purchase price of $1,000 per unit. The minimum purchase requirement is ten units, or $10,000. Class A non-voting preferred units do not provide holders with voting rights.

The Company’s voting interests are held by Rockstar Investments LLC, the Common Member, which is controlled by Rockstar Capital Group Management Corporation, the Company’s Manager. Brandon Rooks, the Company’s Chief Executive Officer, controls the Manager. See Note 7 for additional information regarding related-party relationships.

Preferred Return

Class A non-voting preferred unitholders are eligible to receive a non-cumulative, non-compounding preferred return of 10% annually, anticipated to be paid quarterly. The payment of preferred returns is subject to approval by the Manager and the availability of funds in accordance with the operating agreement. Preferred returns are not cumulative and do not compound. Amounts approved but unpaid are recorded as preferred returns payable. Preferred returns payable totaled $618,362 and $1,314,713 at December 31, 2025 and 2024, respectively.

F-16

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 8 – Members’ Equity and Preferred Units (Continued)

Profit Participation

After payment of the preferred return, Class A non-voting preferred unitholders are entitled to participate in a profit-sharing arrangement, as defined in the operating agreement. Under the arrangement, preferred unitholders receive 60% of eligible Company profits, and the Manager receives 40% of eligible Company profits.

Redemptions and Return of Capital

The Company may make returns of capital or redeem Class A non-voting preferred units in accordance with the operating agreement. Returns of capital represent distributions to preferred unitholders that reduce the carrying amount of preferred units but do not reduce the number of units outstanding. Member returns of preferred units represent redemptions or repurchases of preferred units and reduce both the number of units outstanding and the carrying amount of preferred units.

Redemption requests are subject to the terms of the operating agreement and are not payable on demand. The Company is not required to make distributions or redemptions if doing so would impair the Company’s ability to meet its obligations as they become due.

Preferred unit activity consisted of the following for the years ended December 31:

	2025		2024
	Units	Amount	Units	Amount
Balance, beginning of year	52,959	$48,167,448	42,752	$42,752,000
Issuance of preferred units	12,908	12,908,370	12,956	12,956,000
Return of capital	-	(4,481,373)	-	(4,791,552)
Member returns of preferred units	(928)	(928,000)	(2,749)	(2,749,000)
Balance, end of year	64,939	$55,666,445	52,959	$48,167,448

Note 9 – Subsequent Events

The Company evaluated subsequent events through April 30, 2026, the date the consolidated financial statements were available to be issued.

Subsequent to December 31, 2025, one significant borrower filed for protection under Chapter 11 of the U.S. Bankruptcy Code. At December 31, 2025, the Company had gross notes receivable from this borrower of approximately $17,000,000 and related accrued interest receivable of approximately

$2,300,000. The Company is an unsecured creditor with respect to all such amounts.

Management considered information available through the date the consolidated financial statements were available to be issued, including the borrower’s bankruptcy filing and related restructuring information, in estimating expected credit losses as of December 31, 2025. Management determined that the bankruptcy filing and related information provided additional evidence of borrower-specific financial difficulty that existed as of December 31, 2025. Accordingly, the Company recorded an allowance for credit losses for the entire notes receivable balance to this borrower, and wrote off all accrued interest receivable as of December 31, 2025.

F-17

Rockstar Capital Group LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and 2024

Note 9 – Subsequent Events (Continued)

Any future recoveries in excess of the amounts reflected in the accompanying consolidated financial statements will be recognized in the period in which such amounts are realized or collection becomes probable in accordance with the Company’s accounting policies. See Note 4 for additional information regarding notes receivable, interest receivable, and the allowance for credit losses.

Additionally, the Company received a written support commitment from its Chief Executive Officer, in an individual capacity, to provide financial support, if necessary, to enable the Company to meet its obligations as they become due through at least May 1, 2027. No amounts had been funded under this commitment as of the date the consolidated financial statements were available to be issued.

Other than the matters described above, management determined that there were no subsequent events requiring recognition in, or disclosure in, the accompanying consolidated financial statements.

F-18

ITEM 8: EXHIBITS

None. Audited Financials included in Item 7 above.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKSTAR CAPITAL GROUP LLC

By:	/s/ BRANDON ROOKS
Brandon Rooks
Chief Executive Officer

By:	/s/ KEVIN HICKS
Kevin Hicks
Chief Financial Officer/Chief Accounting Officer

Date: April 30, 2026

10